As filed with the Securities and Exchange Commission on December 14, 2007

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1 — Final Amendment)

MADISON HARBOR BALANCED STRATEGIES, INC.

(Name of Subject Company (Issuer))

MADISON HARBOR BALANCED STRATEGIES, INC.

(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.0001 per share
(Title of Class of Securities)

557529104
(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Edward M. Casal

Chief Executive Officer

Madison Harbor Balanced Strategies, Inc.

The Chrysler Building

405 Lexington Avenue

New York, NY 10174

 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Steven B. Boehm, Esq.

Sutherland Asbill & Brennan LLP

1275 Pennsylvania Avenue, N.W.

Washington, DC 20004-2415

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$1,870,047.40	$57.42

* Calculated as the aggregate maximum purchase price to be paid for 2,060 shares in the offer, based upon an estimated offer price of $907.79 per share, using the Net Asset Value determined as of June 30, 2007. The actual Purchase Price, Transaction Value and Amount of Filing Fee will not be determinable until after the Fund’s Board of Directors determines the Fund’s September 30, 2007 Net Asset Value.

** Calculated at $30.70 per $1,000,000 of the Transaction Valuation.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$57.42
Form or Registration No.:	Schedule TO-I, Registration No. 005-80926
Filing Party:	Madison Harbor Balanced Strategies, Inc.
Date Filed:	November 2, 2007

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

                This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on November 2, 2007, (the “Schedule TO”) by Madison Harbor Balanced Strategies, Inc. (the “Fund”), relating to the offer by the Fund to purchase 2,060 of its issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”). The offer was for cash at a price of $921.49 per Share, which is equal to the net asset value of the Fund per Share determined as of September 30, 2007, discounted by 10%, and was upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (which together with any amendments or supplements thereto collectively constitute the “Offer”). This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-(4)(c)(4) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (B), respectively.

The Offer terminated at 5:00 P.M. Eastern Time on November 30, 2007 (the “Expiration Date”). Pursuant to the terms and conditions set forth in the Offer, 120 Shares were tendered and accepted by the Company, determined as of the Expiration Date, for an aggregate purchase price of $110,578.80.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2007

MADISON HARBOR BALANCED STRATEGIES, INC.

By: /s/ EDWARD M. CASAL

Name:	Edward M. Casal
Title:	Chief Executive Officer